FORM 51-102F3

MATERIAL CHANGE REPORT FOR ENTERRA ENERGY TRUST

ITEM 1

Name and Address of Company:

Enterra Energy Trust.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2

Date of Material Change:

The material change occurred on September 28, 2006.

ITEM 3

News Release:

A news release was issued on Sept 29, 2006 via CNW (Canadian Disclosure and Business Wire Energy Pack).

ITEM 4

Summary of Material Change:

Enterra Energy Trust (“Enterra” or the “Trust”) reported that it closed the previously announced property swap with JED Oil Inc. (“JED”) whereby Enterra acquired 100% of JED’s interests in the East Central and Ricinus areas of Alberta, and the Desan area of North East British Columbia.

As part of the closing, the existing farmouts, joint services and business principles agreements between Enterra, JMG Exploration, Inc. (“JMG”) and JED were terminated.

ITEM 5

Full Description of Material Change:

Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) reported that it closed the previously announced property swap with JED Oil Inc. (“JED”) (AMEX: JDO) whereby Enterra acquired 100% of JED’s interests in the East Central and Ricinus areas of Alberta, and the Desan area of North East British Columbia.

As part of the closing, the existing farmouts, joint services and business principles agreements between Enterra, JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) (“JMG”) and JED were terminated.

Complete details are available at www.sedar.com.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officers:

E. Keith Conrad, President and CEO and Vic Roskey Senior Vice-President CFO are knowledgeable about the material change set forth herein and can be reached at (403) 263-0262 (telephone).

ITEM 9

Date of Report:

October 2, 2006.